                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)*



                         Executone Information Systems, Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     301607 10 7
-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                 Steven N. Machtinger
                                Hambrecht & Quist LLC
                      One Bush Street, San Francisco, CA  94104
                                    (415) 439-3000
-------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 20, 1997
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         1,746,750

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         1,746,750

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,746,750

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14  TYPE OF REPORTING PERSON

CO

Page 3 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                   (a) / /
                                   (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         1,746,750

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         1,746,750

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,746,750

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14  TYPE OF REPORTING PERSON

CO

Page 4 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Liquidating Trust

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         264,212

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         264,212

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,212

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14  TYPE OF REPORTING PERSON

OO

Page 5 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H & Q Alliance Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         19,890

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         19,890

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,890

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14  TYPE OF REPORTING PERSON

PN

Page 6 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H & Q Investors

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         36,432

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         36,432

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,432

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14  TYPE OF REPORTING PERSON

PN

Page 7 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H&Q London Ventures

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         950,000

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         950,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14  TYPE OF REPORTING PERSON

BD, PN

Page 8 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamco Capital Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         281,364

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         281,364

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,364

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14  TYPE OF REPORTING PERSON

CO

Page 9 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamist '82

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         9,115

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         9,115

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,115

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14  TYPE OF REPORTING PERSON

PN

Page 10 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamquist

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         166,322

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         166,322

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,322

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14  TYPE OF REPORTING PERSON

PN

Page 11 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Guaranty Finance Management Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         506,562

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         506,562

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,562

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14  TYPE OF REPORTING PERSON

CO

Page 12 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Venture Associates (BVI) Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         300,779

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         300,779

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,779

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14  TYPE OF REPORTING PERSON

CO

Page 13 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William R. Hambrecht

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         2,028,114

     9  SOLE DISPOSITIVE POWER
         -0-

    10  SHARED DISPOSITIVE POWER
         2,028,114

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,028,114

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14  TYPE OF REPORTING PERSON

IN

Page 14 of 18 Pages
CUSIP No. 301607 107

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel H. Case III

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) / /
                                  (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         136,549

     8  SHARED VOTING POWER
         2,253,312

     9  SOLE DISPOSITIVE POWER
         136,549

    10  SHARED DISPOSITIVE POWER
         2,253,312

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,861

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14  TYPE OF REPORTING PERSON

IN

Page 15 of 18 Pages
CUSIP No. 301607 107

ITEM 1.  SECURITY AND ISSUER.

    This Amendment No. 4, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, amends Amendment No. 3 to the Schedule 13D filed August 28, 1997 (the "Schedule 13D") and relates to the Common Stock (the "Stock") of Executone Information Systems, Inc., (the "Company" or "Executone"), which has principal executive offices at 478 Wheelers Farm Road, Milford, CT 06460-1847. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Only those items of the Schedule 13D containing a change are set forth herein. As of the date of this Amendment No. 4, the aggregate holdings of the reporting persons has been reduced below 5.0% and the reporting obligations of such persons has ceased as a result.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, there were 49,639,043 shares of Common Stock outstanding as of July 31, 1997. The following summarizes the shares of the Company beneficially owned by the reporting persons:

                               Number of
                               Shares                 Percentage
Investor                       Common Stock           of Class
--------                       ------------           --------
H&Q Group                     1,746,750                3.5%
H&Q California                1,746,750                3.5%
H&Q Liquidating Trust           264,212                0.5%
H&Q London Ventures             950,000                1.9%
Venture Associates (BVI)        300,779                0.6%
H&Q Alliance Fund                19,890      less than 0.1%
Hamquist                        166,322                0.3%
H&Q Investors                    36,432                0.1%
Hamist '82                        9,115      less than 0.1%
Hamco Capital Corporation       281,364                0.6%
Guaranty Finance
   Management Corp.             506,562                1.0%
Daniel H. Case III            2,389,861                4.8%
William R. Hambrecht          2,028,114                4.1%

    The 1,746,750 shares beneficially owned by H&Q Group and H&Q California are a result of their interests H&Q Venture Partners. H&Q Group is the sole parent of H&Q California which in turn wholly owns H&Q Management Corp. (described above). H&Q California is a general partner of H&Q Venture Partners, H&Q Alliance Fund, and Hamist '82, and officers of H&Q LLC are trustees of the H&Q Liquidating Trust.

    H&Q Liquidating Trust disposed of 630,830 shares on October 17, 1997 on the open market at $2.58 per share and 225,000 shares at $2.52 a share; and on October 20, 1997 disposed of 125,000 shares at $2.63 per share.

    Guaranty Finance Management Corp. disposed of 25,000 shares on October 15, 1997 on the open market at $2.52 per share; and on October 16, 1997 disposed of 109,170 shares at $2.58 per share.

Page 16 of 18 Pages
CUSIP No. 301607 107

    Daniel H. Case III is director and the President and Chief Executive Officer of H&Q Group, H&Q California, H&Q LLC and a director and Vice President of Guaranty Finance Management Corp. Mr. Case holds an aggregate of 136,549 shares of Executone. Mr. Case disclaims beneficial ownership of all of such shares except for shares directly held by him.

    William R. Hambrecht is Chairman of H&Q Group, H&Q California, H&Q LLC and a trustee of H&Q Liquidating Trust. Mr. Hambrecht does not directly hold any shares of Executone. Mr. Hambrecht may be deemed to control various other reporting persons.

    Because voting and investment decisions concerning the above securities may be made by or in conjunction with H&Q Group, H&Q California, Daniel H. Case III and William R. Hambrecht, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this report shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this report relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this report relates, and such beneficial ownership is expressly disclaimed.

    This report does not include shares of Common Stock, if any, held by Hambrecht & Quist LLC in its trading account for the purposes of making a market in Executone's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A.   Joint Filing Undertaking as required by Rule 13d-1(f).

Page 17 of 18 Pages
CUSIP No. 301607 107

SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 4, 1997

                                  HAMBRECHT & QUIST GROUP

                                       By:  /s/ Patrick J. Allen
                                       ---------------------------------
                                       Chief Financial Officer

                                  HAMBRECHT & QUIST CALIFORNIA

                                       By:  /s/ Patrick J. Allen
                                       ---------------------------------
                                       Chief Financial Officer

                                  HAMBRECHT & QUIST LIQUIDATING TRUST

                                       By:  /s/ Patrick J. Allen
                                       ---------------------------------
                                       Trustee

                                  H&Q LONDON VENTURES

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  VENTURE ASSOCIATES (BVI) LIMITED

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  H&Q ALLIANCE FUND

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  HAMQUIST

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

Page 18 of 18 Pages
CUSIP No. 301607 107

                                  H&Q INVESTORS

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  HAMIST '82

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  HAMCO CAPITAL CORPORATION

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  GUARANTY FINANCE MANAGEMENT CORP.

                                       By:  /s/ Daniel H. Case III
                                       ---------------------------------
                                       Vice President

                                  DANIEL H. CASE III

                                       By:  /s/ Daniel H. Case III
                                       ---------------------------------
                                       Daniel H. Case III

                                  WILLIAM R. HAMBRECHT

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

               EXHIBIT INDEX


Exhibit A      Joint Filing Undertaking

                               JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:  November 4, 1997


                                  HAMBRECHT & QUIST GROUP

                                       By:  /s/ Patrick J. Allen
                                       ---------------------------------
                                       Chief Financial Officer

                                  HAMBRECHT & QUIST CALIFORNIA

                                       By:  /s/ Patrick J. Allen
                                       ---------------------------------
                                       Chief Financial Officer

                                  HAMBRECHT & QUIST LIQUIDATING TRUST

                                       By:  /s/ Patrick J. Allen
                                       ---------------------------------
                                       Trustee

                                  H&Q LONDON VENTURES

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  VENTURE ASSOCIATES (BVI) LIMITED

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  H&Q ALLIANCE FUND

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  HAMQUIST

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

CUSIP No. 301607 107

                                  H&Q INVESTORS

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  HAMIST '82

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  HAMCO CAPITAL CORPORATION

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact

                                  GUARANTY FINANCE MANAGEMENT CORP.

                                       By:  /s/ Daniel H. Case III
                                       ---------------------------------
                                       Vice President

                                  DANIEL H. CASE III

                                       By:  /s/ Daniel H. Case III
                                       ---------------------------------
                                       Daniel H. Case III

                                  WILLIAM R. HAMBRECHT

                                       By:  /s/ Sharon Smith
                                       ---------------------------------
                                       Attorney-in-Fact